Exhibit 21

ULTICOM, INC. AND SUBSIDIARIES

SUBSIDIARIES OF THE COMPANY

The Company owns, directly or indirectly, 100% of the outstanding capital stock of the following subsidiaries:

Business Name of Corporation	Jurisdiction of Incorporation

Ulticom Europe, SAS.	France
Ulticom Asia Pacific, Pte. Ltd.	Singapore
Ulticom India Private, Ltd.	India
Ulticom Japan GK	Japan

The aforementioned is included in the Consolidated Financial Statements of the company filed herewith.